Exhibit 99.1

Press Release	June 30, 2016

Cnova N.V.
Second Quarter 2016 Net Sales/Financial Results Release Dates
2015 Form 20-F Filing

AMSTERDAM, June 30, 2016, 07:45 CEST - Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) will release its Second Quarter 2016 Net Sales on Tuesday, July 12, 2016, at 07:45 CEST, and its Second Quarter 2016 Financial Results on Tuesday, July 26, 2016, at 07:45 CEST.

Cnova will host its Second Quarter 2016 conference call and webcast on Tuesday, July 26, 2016, at 16:00 CEST. Further details and dial-in information will be made available in advance on the Company’s website www.cnova.com. An archive will be available at this website for at least three months thereafter.

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In light of the internal review at its Brazilian subsidiary, Cnova was unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, or its 2015 Dutch Annual Report within the prescribed time period for each filing. Cnova intends to file these documents as soon as reasonably practicable upon completion of the restatement of its previously issued financial statements for the years ended December 31, 2013 and 2014, completion of its analysis of potential impact of the internal review on prior period financial statements and the completion of the on-going audit of the 2015 financial statements by the Company’s auditors.

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Cnova Investor Relations Contact:	Media Contact:

Cnova N.V.	Cnova N.V.

Head of Investor Relations	Head of Communications

+31 20 795 06 71	+ 31 20 795 06 76

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About Cnova N.V.

Cnova N. V., one of the world’s largest e-Commerce companies, serves 14 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil and the Ivory Coast; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 37 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N. V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.